Exhibit 99

Endesa Starts up the First Gas Turbine of Gran Canaria's CCGT

    MADRID, Spain--(BUSINESS WIRE)--Aug. 6, 2003--

    -- With 70 MW of installed capacity, it is the first of three turbines (two gas turbines and one steam turbine) that will compose the new CCGT in Gran Canaria.

    -- Until the start of the combined cycle system, expected for the second half of 2004, the turbine will operate as open cycle.

    -- Upon completion of this combined cycle, with a cost of more than Euro 188 million, installed capacity in Gran Canaria will increase by 32%.

    Endesa's subsidiary, Unelco Endesa, started up in August the first turbine that will shape the new CCGT in Gran Canaria. It is the first of two gas turbines and one steam turbine; each one with 70 MW of installed capacity. This CCGT is located in the Barranco de Tirajana thermal plant in Gran Canaria Island.
    Until the start of the combined cycle technology, the turbine will operate as open cycle. Installed capacity in Gran Canaria will increase by 11% with the start up of this turbine and a 32% with the completion of the CCGT.
    The main advantages of the new CCGT design, in which Unelco Endesa will invest more than Euro 188 million, are: flexibility, since it will be able to operate under any operating system, adapting quickly to load variations; ability to start up in a short time; design reliability and accessibility; high efficiency; and lastly, the optimal environmental conditions in which it operates, both relating to emissions and noise reduction.

    A 210 MW CCGT

    By the time that combined cycle technology is fully completed (second half 2004) an additional 210 MW of installed capacity will be added to current figures in Gran Canaria Island. This is the largest industrial investment made in Gran Canaria Island since construction of the Barranco de Tirajana power plant in 1996. Unelco Endesa expects to start up the second gas turbine during the second half of this year. Generation under a combined cycle system is projected to start during the second half of 2004.

    CONTACT: Endesa
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es